Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Company Name:	**-NOT DEFINED-**
Form Type:	**8-K/A**
Reporting Period / Event Date:	**03-07-2006**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

SEC EDGAR Submission Header Summary

Submission Type	**8-K/A**
Exchange	**NYSE**
Sub Filer Id	**0000043704**
Sub Filer Ccc	**v6*gsawh**
Item Ids	**1.01**
	5.02
	9.01
Reporting Period	**03-07-2006**
Global Enclosed File Count	**5**
Internet Address	**bugbee@greenmountainpower.biz**
	collins@greenmountainpower.biz
	emurphy@hunton.com
	griffin@greenmountainpower.biz
	haddad@greenmountainpower.biz
	lucia@greenmountainpower.biz
	rendall@greenmountainpower.biz
	sducharme@hunton.com

Documents

8-K/A	**form8_ka.htm**
	Form 8-K/A Bugbee SERP CIC and Insurance Agreement and Griffin Amended CIC
EX-10.1	**exhibit_101.htm**
	Change of Control Agreement with Dawn D. Bugbee dated April 3, 2006
EX-10.2	**exhibit_102.htm**
	New Supplemental Retirement Plan with Dawn D. Bugbee dated April 3, 2006
EX-10.3	**exhibit_103.htm**
	Form of Insurance Agreement
EX-10.4	**exhibit_104.htm**
	Amendment to Change of Control Agreement with Robert J. Griffin dated April 3, 2006

Module and Segment References

```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K/A</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000043704</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>v6*gsawh</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>1.01</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>5.02</value>
    </field>
    <field sid="SubItem_itemId_2">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>03-07-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>5</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form8_ka.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K/A</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Form 8-K/A Bugbee SERP CIC and Insurance Agreement and Griffin Amended CIC</value>
    </field>
    <data sid="data1">
      <filename>form8_ka.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>exhibit_101.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-10.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>Change of Control Agreement with Dawn D. Bugbee dated April 3, 2006</value>
    </field>
    <data sid="data2">
      <filename>exhibit_101.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>exhibit_102.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>EX-10.2</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>New Supplemental Retirement Plan with Dawn D. Bugbee dated April 3, 2006</value>
    </field>
    <data sid="data3">
      <filename>exhibit_102.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_4">
      <value>exhibit_103.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_4">
      <value>EX-10.3</value>
    </combobox>
```

```xml
    <field sid="SubDocument_description_4">
      <value>Form of Insurance Agreement</value>
    </field>
    <data sid="data4">
      <filename>exhibit_103.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_5">
      <value>exhibit_104.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_5">
      <value>EX-10.4</value>
    </combobox>
    <field sid="SubDocument_description_5">
      <value>Amendment to Change of Control Agreement with Robert J. Griffin dated April 3, 2006</value>
    </field>
    <data sid="data5">
      <filename>exhibit_104.htm</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <field sid="SubInternet_internetAddress_">
      <value>bugbee@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_1">
      <value>collins@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_2">
      <value>emurphy@hunton.com</value>
    </field>
    <field sid="SubInternet_internetAddress_3">
      <value>griffin@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_4">
      <value>haddad@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_5">
      <value>lucia@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_6">
      <value>rendall@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_7">
      <value>sducharme@hunton.com</value>
    </field>
    <check sid="SubFlag_overrideInternetFlag_">
      <value>off</value>
    </check>
  </page>
  <page sid="PAGE4">
  </page>
  <page sid="PAGE6">
  </page>
  <page sid="PAGE7">
  </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(AMENDMENT NO. 1)

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act Of 1934

March 7, 2006
Date of Report (Date of earliest event reported)

GREEN MOUNTAIN POWER CORPORATION
(Exact name of registrant as specified in its charter)

VERMONT
(State of other jurisdiction of incorporation)

1-8291
(Commission File Number)

03-0127430
(IRS Employer Identification Number)

163 ACORN LANE
COLCHESTER, VT 05446
(Address and zip code of principal executive offices)

(802) 864-5731
(Registrant's telephone number, including area code)

N/A
(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

This Amendment No. 1 to the Current Report on Form 8-K, dated and filed on March 7, 2006, is being filed by Green Mountain Power Corporation (the "Company") to provide the required disclosures pursuant to the Change of Control Agreement, New Supplemental Retirement Plan and Insurance Agreement entered into with Dawn D. Bugbee, who became Chief Financial Officer of the Company effective March 20, 2006, and the Amendment to Change of Control Agreement entered into with Robert J. Griffin, who was appointed Vice President, Power Supply Planning & Risk Management, effective March 20, 2006.

On April 3, 2006, in connection with Ms. Bugbee's appointment to Chief Financial Officer, the Company entered into a Change of Control Agreement, New Supplemental Retirement Plan and Insurance Agreement with Ms. Bugbee. Also on April 3, 2006, in connection with Mr. Griffin's appointment to Vice President, Power Supply Planning & Risk Management, the Company entered into an Amendment to the Change of Control Agreement with Mr. Griffin dated February 10, 2005. A brief summary of the material terms of each agreement is set forth below.

Ms. Bugbee's Change of Control Agreement

If within three years following a change of control of the Company, Ms. Bugbee's employment is involuntarily terminated without cause or is voluntarily terminated by Ms. Bugbee with good reason, Ms. Bugbee's Change of Control Agreement includes and provides her with:

. Payments of 2.0 times her base salary plus the target short-term incentive bonus (or if there is no target short-term incentive bonus payable for such year, the actual amount of her most recent short-term incentive bonus) that would be payable for such year;

. Continuation for 36 months of health, medical and other insurance programs;

. Payment of an amount equal to the actuarial value of up to 36 months of additional credited service under the Retirement Plan;

. Receipt of all benefits payable under the Company's Retirement Plan, Savings and Thrift Plan, Supplemental Retirement Plan and any other plan or agreement relating to retirement benefits;

. Full vesting of all of her outstanding Options, Stock Appreciation Rights, Stock Units and Deferred Stock Units;

. Outplacement services for a reasonable period of time and at a reasonable cost; and

. Provisions requiring Ms. Bugbee to comply with a non-compete covenant upon receipt of a severance payment under the Change of Control Agreement. The term of the non-compete covenant is 12 months for Ms. Bugbee as Chief Financial Officer.

As defined in the Change of Control Agreement, "change of control of the Company" will have occurred when:

. A person secures ownership of 20% or more of the voting power of the outstanding stock of the Company;

. A change occurs in the majority of the Board of Directors for two consecutive years, which has not been approved by the Directors in office at the beginning of the period; or

. Shareholders approve a merger or consolidation of the Company with another company where the outstanding voting stock of the Company does not continue to represent at least 80% of the combined voting power of the Company or the surviving company.

Ms. Bugbee may terminate employment following a change of control "with good reason" if:

. She is assigned duties inconsistent with her duties before the change in control;

. The headquarters are relocated more than 50 miles from the present location;

. She is required to relocate more than 50 miles from the present location;

. Her compensation or benefits are reduced or adversely affected other than as part of an overall adjustment of executive compensation or benefits;

. The Company fails to obtain an agreement from its successor to perform under the Change of Control Agreement;

. The Company fails to offer Ms. Bugbee any compensation plan provided to other executives of similar responsibility;

. The Company eliminates or materially reduces or jeopardizes the ability of the Company to fulfill its obligations under certain executive benefits plans; or

. She resigns within the 30 days immediately after the first 12 months following a change of control, or if the change of control occurs pursuant to shareholder approval of a merger or consolidation as described above, then the resignation must occur within the 30 days immediately after the first 12 months following the closing of such merger or consolidation.

The Board of Directors has limited discretion to determine whether a change of control of the Company has taken place.

Ms. Bugbee's New Supplemental Retirement Plan

The New Supplemental Retirement Plan provides a lump-sum payment (or if the accrued benefit exceeds $1,000,000, a partial lump-sum payment of $1,000,000, with the balance, including interest, paid in monthly installments over five years) to Ms. Bugbee, subject to vesting requirements, upon termination of employment, retirement, or reaching age 65, based on the number of years of credited years of service under the Retirement Plan and her final salary. The amount of Ms. Bugbee's supplemental retirement benefit at the time of retirement is equal to 33% of her final salary, multiplied by 10 and multiplied by a fraction in which the numerator is her credited years of service (up to a maximum of twenty years) and the denominator is 20. The benefit upon termination of employment prior to retirement is subject to an actuarial equivalence reduction. The vesting requirement for Ms. Bugbee is five years of credited service. Additionally, the New Supplemental Retirement Plan provides that the Company will pay Ms. Bugbee the value of her accrued benefit (but assuming an additional two years of service) if she remains in the continuous employ of the Company until a Change in Control (as defined in the Change of Control Agreement described above).

The New Supplemental Retirement Plan also incorporates a death benefit provision providing that, if Ms. Bugbee dies before the commencement of her benefits under the New Supplemental Retirement Plan due to her termination of employment, retirement, reaching age 65 or in the event of a Change in Control, the Company shall pay her beneficiaries an additional benefit of $100,000 in a single cash payment within thirty days after her death.

Ms. Bugbee's Life Insurance Plan

Ms. Bugbee also participates in a life insurance plan. Under this plan, the Company has purchased insurance on her life to provide pre-retirement life insurance benefits to her in an amount equal to three times her annual salary.

Amendment to Mr. Griffin's Change of Control Agreement

The Amendment to Mr. Griffin's Change of Control Agreement provides that the agreement shall be amended to reflect Mr. Griffin's new position as Vice President, Power Supply Planning & Risk Management.

Incorporation By Reference

Ms. Bugbee's Change of Control Agreement, New Supplemental Retirement Plan and form of Insurance Agreement, and Mr. Griffin's Amendment to Change of Control Agreement, are filed as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to this Amendment No. 1 and are incorporated herein by reference. The foregoing summaries of the material terms of these agreements are qualified in their entirety by reference to the full text of such agreements.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

(c)   The information required by this item is included in Item 1.01 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Description
10.1	Change of Control Agreement with Dawn D. Bugbee dated April 3, 2006
10.2	New Supplemental Retirement Plan with Dawn D. Bugbee dated April 3, 2006
10.3	Form of Insurance Agreement
10.4	Amendment to Change of Control Agreement with Robert J. Griffin dated April 3, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN MOUNTAIN POWER CORPORATION
(Registrant)

Date: April 3, 2006

By: /s/ Christopher L. Dutton

      Name: Christopher L. Dutton

      Title: President and Chief Executive Officer

Exhibit Index

EXHIBIT 10.1

PERSONAL AND CONFIDENTIAL

April 3, 2006

Dawn D. Bugbee
Chief Financial Officer
Green Mountain Power Corporation
163 Acorn Lane
Colchester, VT 05446

Dear Dawn:

Green Mountain Power Corporation (the "Company") considers it essential to the best interests of its shareholders to foster the continuous employment of key management personnel. In addition, the Board of Directors of the Company (the "Board") recognizes that the possibility of a change of control of the Company may exist and the uncertainty and questions which it may raise among management may result in the distraction or departure of management personnel to the detriment of the Company and its shareholders.

The Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company's management, including yourself, to their assigned duties without distraction in the face of the possibility of a change in control of the Company, although no such change is known to be contemplated.

In order to induce you to remain in the employ of the Company and in consideration of your agreements set forth in subsections 4(ii), 6(ix), 6(x) and 6(xi) hereof, the Company agrees that you shall receive the severance benefits set forth in this Agreement in the event your employment with the Company is terminated subsequent to a "change in control of the Company" (as defined in section 4 hereof and hereinafter a "Change of Control") under the circumstances described below.

1. Term of Agreement. This Agreement shall commence on April 3, 2006 (the "Effective Date") and shall continue in effect through December 31, 2006; provided, however, that commencing on January 1, 2007 and each January 1 thereafter, the term of this Agreement shall automatically be extended for one additional year unless, not later than September 30 of the preceding year, the Company shall have given notice that it does not wish to extend this Agreement.

2. Terms of Employment Before a Change of Control. Prior to a Change of Control, your terms of employment ("Terms of Employment") shall be as follows:

(a) General duties. Excluding periods of vacation and sick leave to which you are entitled, you will continue to exercise such authority and perform such executive duties as are commensurate with the authority being exercised and duties being performed by you immediately before the Effective Date.

(b) Place of employment. Your services will be performed at the location where you were employed immediately before the Effective Date. If the Company and you agree, however, the location of your employment may be changed without affecting your rights under this Agreement.

(c) Expenses generally. You are entitled to receive prompt reimbursement for all reasonable expenses you incur. Reimbursement must be made in accordance with the Company's policies and procedures in effect on the Effective Date (which may include a requirement that you submit an itemized expense voucher).

(d) Meetings, conventions, and seminars. You are encouraged and are expected to attend seminars, professional meetings and conventions, and educational courses. The cost of travel, tuition or registration, food, and lodging for attending those activities must be paid by the Company. Other costs are your expense, unless the Company authorizes those costs. If those other costs are authorized expenses, you must be reimbursed after satisfying the Company's policies and procedures for such reimbursement (which may include a requirement that you submit an itemized expense voucher).

(e) Promotional expenses. You are encouraged and are expected, from time to time, to incur reasonable expenses for promoting the Company's business. Such promotional expenses include travel, entertainment (including memberships in social and athletic clubs), professional advancement, and community service expenses. You agree to bear those expenses except to the extent that those expenses are incurred at the Company's specific direction or those expenses are specifically authorized by the Company as expenses that the Company may pay directly or indirectly through reimbursement to you.

(f) Outside activities. You may (i) serve on corporate, civic, or charitable boards or committees; (ii) deliver lectures, fulfill speaking engagements, or teach at educational institutions; and (iii) manage personal investments. Such activities must not significantly interfere with the performance of your responsibilities for the Company. To the extent that any such activities have been conducted by you before the Effective Date, such prior conduct of activities and any subsequent conduct of activities similar in nature and scope may not be deemed to interfere with the performance of your responsibilities to the Company.

(g) Compensation and fringe benefits. Your compensation (including your annual base salary and any bonuses or incentive compensation) and benefits generally are the same as those in effect on the Effective Date. Your compensation and benefits are, however, subject to periodic review and adjustment by the Company. This section of this Agreement does not change the terms of any fringe benefit program or employee benefit plan maintained by the Company and does not give you any additional vested interest in any compensation or benefit to which you are not already entitled under any such program or plan on the Effective Date. Generally, your benefits include the following items, all of which are subject to periodic review and adjustment: (i) You are entitled to receive all group life, accidental death and dismemberment, long-term disability, and medical insurance benefits available to you according Company policies and employee benefit plans maintained by the Company that are in effect on the Effective Date; (ii) You are entitled to paid vacation in accordance with the Company's policies in effect on the Effective Date; (iii) You are entitled to sick leave in accordance with the Company's policies in effect on the Effective Date; and (iv) You are entitled to participate in all employee benefit plans and programs in which you participate on the Effective Date, whether or not such plans or programs are subject to the Employee Retirement Income Act of 1974, as amended ("ERISA"), including but not limited to the Company's Retirement Plan, Supplemental Retirement Plan or any successor plans thereto, any incentive compensation plans maintained by the Company or any successor thereto, the Company's Deferred Compensation Plan for Certain Officers and any stock-based compensation plans maintained by the Company or successor plans thereto and any savings or thrift plan maintained by the Company,

3. Extension of Agreement Upon Change of Control. If a Change of Control shall have occurred during the original or extended term of this Agreement, this Agreement shall continue in effect for a period of at least thirty-six (36) months beyond the month in which such Change of Control occurred. The Terms of Employment set forth in section 2 continue in effect after a Change of Control and may not be changed to terms and conditions less favorable than those in effect on the day immediately preceding a Change of Control.

4. Change of Control.

(i) No benefits shall be payable hereunder unless there shall have been a Change of Control, as set forth below. For purposes of this Agreement, a Change of Control shall be deemed to have occurred if (A) any "person" (as such term is used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities (a "20% Holder"); or (B) during any period of two consecutive years (not including any period prior to the execution of this

Agreement), individuals who at the beginning of such period constitute the Board of Directors of the Company (the "Board") and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clauses (A) or (C) of this subsection) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the directors of the Company; or (C) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets; provided, however, that a Change of Control shall not be deemed to have occurred under clauses (A) or (C) above if a majority of the Continuing Directors (as defined below) determine within five business days after the occurrence of any event specified in clauses (A) or (C) above that control of the Company has not in fact changed and it is reasonably expected that such control of the Company in fact will not change. Notwithstanding that, in the case of clause (A) above, the Board shall have made a determination of the nature described in the preceding sentence, if there shall thereafter occur any material change in facts involving, or relating to, the 20% Holder or to the 20% Holder's relationship to the Company, including, without limitation, the acquisition by the 20% Holder of l% or more additional outstanding voting stock of the Company, the occurrence of such material change in facts shall result in a new Change of Control for the purpose of this Agreement. In such event, the second immediately preceding sentence hereof shall be effective. As used herein, the term "Continuing Director" shall mean any member of the Board on the date of this Agreement and any successor of a Continuing Director who is recommended to succeed the Continuing Director by a majority of Continuing Directors. If, following a Change of Control, you are the beneficial owner of two percent or more of the then-outstanding equity securities of the Company, or its successor in interest, a majority of the Continuing Directors may elect, within five business days after such Change of Control, to terminate any benefits payable to you under this Agreement after the date of such an election by the Continuing Directors.

(ii) For purposes of this Agreement, a "Potential Change of Control" shall be deemed to have occurred if (A) the Company enters into an agreement, the consummation of which would result in the occurrence of a Change of Control; (B) any person (including the Company) publicly announces an intention to take or to consider taking actions which if consummated would constitute a Change of Control; (C) any person, other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportion as their ownership of stock of the Company, becomes the beneficial owner, directly or indirectly, of securities of the Company representing 5% or more of the combined voting power of the Company's then outstanding securities; or (D) the Board adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change of Control has occurred. You agree that, subject to the terms and conditions of this Agreement, in the event of a Potential Change of Control, you will remain in the employ of the Company until the earliest of (i) a date which is six (6) months from the occurrence of such Potential Change of Control, (ii) the termination by you of your employment by reason of Long-Term Disability or Retirement (at your normal retirement age), as defined in subsection 5(i), or (iii) the occurrence of a Change of Control.

5. <u>Termination Following Change of Control</u>. If any of the events described in subsection 4(i) hereof constituting a Change of Control shall have occurred, you shall be entitled to the benefits provided in subsection 6(iii) hereof upon the subsequent termination of your employment during the term of this Agreement unless such termination is (A) because of your death, Long-Term Disability or Retirement, (B) by the Company for Cause, or (C) by you other than for Good Reason.

(i) Death, Long-Term Disability, or Retirement. If, as a result of your incapacity due to physical or mental illness which is determined to be total and permanent and to prevent you from performing, with or without reasonable accommodation, the essential functions of your employment by a physician and any other consultants selected by the Company or its insurers and acceptable to you or your legal representative, you shall have been absent from the full-time performance of your duties with the Company for six (6) consecutive months, and within thirty (30) days after written notice of termination is given you shall not have returned to the full-time performance of your duties, your employment may be terminated for "Long-Term Disability". Termination by the Company or you of your employment based on "Retirement" shall mean termination in accordance with the Company's retirement policy, including early retirement, generally applicable to its salaried employees or in accordance with any retirement arrangement established with your consent with respect to you. Your death ("Death") during the term of this Agreement will terminate the Agreement.

(ii) Cause. Termination by the Company of your employment for "Cause" shall mean termination upon (A) the willful and continued failure by you to substantially perform your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a Notice of Termination, by you for Good Reason, as defined in subsection 5(iii)) after a written demand for substantial performance is delivered to you by the Board, which demand specifically identifies the manner in which the Board believes that you have not substantially performed your duties, (B) the willful engaging by you in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise, or (C) your willful and continued breach of a material term of this Agreement. For purposes of this subsection, no act, or failure to act, on your part shall be deemed "willful" unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company. Notwithstanding the foregoing, you shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to you a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice to you and an opportunity for you, together with your counsel, to be heard before the Board), finding that in the good faith opinion of the Board you were guilty of conduct set forth above in clauses (A), (B), or (C) of the first sentence of this subsection and specifying the particulars thereof in detail.

(iii) Good Reason. You shall be entitled to terminate your employment for Good Reason. For purposes of this Agreement, "Good Reason" shall mean, without your express written consent, the occurrence after a Change of Control of any of the following circumstances unless, in the case of paragraphs (A), (E), (F), (G), (H) or (I), such circumstances are fully corrected prior to the Date of Termination specified in the Notice of Termination, as defined in Subsections 6(iv) and 6(v), respectively, given in respect thereof:

(A) the assignment to you of any duties inconsistent with your status as Chief Financial Officer of Green Mountain Power Corporation or a substantial adverse alteration in the nature or status of your responsibilities from those in effect immediately prior to the Change of Control;

(B) a reduction by the Company in your annual base salary as in effect on the date hereof or as the same may be increased from time-to-time except for across-the-board salary reductions similarly affecting all executives of the Company and all executives of any person in control of the Company;

(C) the relocation of the Company's principal executive offices (presently located at 163 Acorn Lane, Colchester, Vermont) to a location more than fifty miles distant from the present location prior to the Change of Control, or the closing thereof, or the Company's requiring you to be based anywhere other than within fifty miles of the present location, except for required travel on the Company's business to an extent substantially consistent with your present business travel obligations;

(D) the failure by the Company, without your consent, to pay to you any portion of your current compensation except pursuant to an across-the-board compensation deferral similarly affecting all executives of the Company and all executives of any person in control of the Company;

(E) the failure by the Company to offer you any compensation plan introduced to other executives of similar responsibility or any substitute plans adopted prior to the Change of Control, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan; or the failure by the Company to continue your participation in any such compensation plan (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of your participation relative to other participants, as existed at the time of the Change of Control;

(F)   the failure by the Company to continue to provide you with the benefits substantially similar to those enjoyed by you under any of the following plans or programs maintained by the Company at the time of a Change of Control or the taking of any action which would directly or indirectly materially reduce any of such benefits, including but not limited to: (i) fringe benefits, in accordance with the Company's policies in effect at the time of a Change of Control; (ii) group life, accidental death and dismemberment, long-term disability, and medical and dental insurance benefits available to you according to Company policies and employee benefit plans maintained by the Company that are in effect at the time of a Change of Control; (iii) paid vacation in accordance with your agreements with the Company's and/or the Company's policies in effect at the time of a Change of Control; (iv) sick leave in accordance with the Company's policies in effect at the time of a Change of Control; and (v) the Company's Retirement and Supplemental Retirement Plans or any successors thereto, any incentive compensation plans maintained by the Company or any successor thereto, the Company's Deferred Compensation Plan for Certain Officers, any stock-based compensation plans maintained by the Company or successor plans thereto, any savings or thrift plan maintained by the Company, whether or not such plans or programs are subject to ERISA;

(G)   any action by the Company that eliminates, materially reduces or jeopardizes the ability of the Company to fulfill its obligations under the Company's Deferred Compensation or Supplemental Retirement Plan, or both such plans, including by way of example and not of limitation, the sale or other disposition of assets of the Company, and all, or substantially all, of the proceeds from such sale or other disposition do not remain with the Company;

(H)   the failure of the Company to obtain a satisfactory agreement from any successor company to assume and agree to perform this Agreement, as contemplated in section 7 hereof;

(I)   any purported termination of your employment which is not effected pursuant to a Notice of Termination satisfying the requirements of subsection (iv) below (and if applicable, the requirements of subsection (ii) above); for purposes of this Agreement, no such purported termination shall be effective; or

(J)   your resignation, if tendered during the thirty days immediately following the first twelve months after a Change of Control; provided, however, that, if the Change of Control occurs pursuant to subsection 4(i)(C), your resignation must be tendered during the thirty days immediately following the first twelve months after the date the Company merges or consolidates with the corporation approved by the shareholders pursuant to subsection 4(i)(C) of this Agreement.

Your right to terminate your employment pursuant to this subsection shall not be affected by your incapacity due to physical or mental illness. Your continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder. For purposes of this subsection, any good faith determination of Good Reason made by you shall be conclusive.

(iv) Notice of Termination. Any purported termination of your employment by the Company or by you shall be communicated by written Notice of Termination to the other party hereto in accordance with section 9 hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated.

(v) Date of Termination. "Date of Termination" shall mean (A) if your employment is terminated for Long-Term Disability, thirty (30) days after Notice of Termination is given (provided that you shall not have returned to the full-time performance of your duties during such thirty (30) day period), and (B) if your employment is terminated pursuant to subsection (ii) or (iii) above or for any other reason (other than Long-Term Disability), the date specified in the Notice of Termination (which, in the case of a termination pursuant to subsection (ii) above shall not be less than thirty (30) days, and in the case of a termination pursuant to subsection (iii) above shall not be less than fifteen (15) nor more than sixty (60) days, respectively, from the date such Notice of Termination is given); provided that if within fifteen (15) days after any Notice of Termination (as determined without regard to this provision), the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected); provided further that the Date of Termination shall be extended by a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. Notwithstanding the pendency of any such dispute, the Company will continue to pay you your full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, base salary) and continue you as a participant in all compensation, benefit and insurance plans in which you were participating when the notice giving rise to the dispute was given, until the dispute is finally resolved in accordance with this subsection. Amounts paid under this subsection are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement.

6. Compensation Upon Termination or During Short-Term Disability. Following a Change of Control, as defined by subsection 4(i), upon termination of your employment or during a period of Short-Term Disability you shall be entitled to the following benefits:

(i) During any period that you fail to perform your full-time duties with the Company as a result of incapacity due to physical or mental illness (hereinafter "Short-Term Disability") you shall continue to receive your base salary at the rate in effect at the commencement of the Short-Term Disability, together with all compensation and benefits payable or available to you and your family under any other plan in effect during such period, until this Agreement is terminated pursuant to subsection 5(i) hereof. Thereafter, or in the event your employment shall be terminated by the Company or by you for Long-Term Disability, Retirement, or by reason of your Death, your benefits and your family's or heirs' benefits, if applicable, shall be determined under the Company's retirement, insurance and other compensation programs with respect to other peer executives and their families as in effect on the Date of Termination, or if more favorable to you, your family or your heirs, as in effect during the 120-day period immediately preceding a Change of Control, in accordance with the terms of such programs. You, or, if applicable, your heirs or estate, shall also receive your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given.

(ii) If your employment shall be terminated by the Company for Cause or by you other than for Good Reason, Long-Term Disability, Death or Retirement, the Company shall pay you your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation or benefit plan of the Company at the time such payments are due, and the Company shall have no further obligations to you under this Agreement.

(iii) If your employment by the Company shall be terminated (a) by the Company other than for Cause, Retirement, Death or Long-Term Disability or (b) by you for Good Reason, then you shall be entitled to the benefits provided below:

(A) The Company shall pay you the following: the sum of (1) your full base salary through the Date of Termination to the extent not theretofore paid, (2) the product of (x) the higher of (I) your most recent annual bonus or variable compensation award and (II) the annual bonus or variable compensation award paid or payable, including any bonus or portion thereof which has been earned but deferred (and annualized for any fiscal year consisting of less than twelve full months or during which you were employed for less than twelve full months), for the most recently completed fiscal year since the Change of Control, if any, and (y) a fraction, the numerator of which is the number of days in the current fiscal year through the Date of Termination, and the denominator of which is 365 and (3) any accrued vacation or sick pay, in each case to the extent not theretofore paid;

(B) In lieu of any further salary payments to you for periods subsequent to the Date of Termination, the Company shall pay as severance pay to you a lump sum severance payment (the "Severance Payment") equal to 2.0 times the sum of your base salary for the year in which your Date of Termination occurs plus the target short-term incentive bonus (or if there is no target short-term incentive bonus payable for such year, the actual amount of your most recent short-term incentive bonus) that would be payable for such year.

(C) The Company shall pay to you all legal fees and expenses incurred by you as a result of such termination (including all such fees and expenses, if any, incurred in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided by this Agreement or in connection with any tax audit or proceeding to the extent attributable to the application of section 4999 of the Code to any payment or benefit provided hereunder), such payment to be made at the later of the times provided in paragraph (D), below or within five (5) days after your request for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require.

(D) The payments provided for in paragraphs (B) and (C) above, shall (except as otherwise provided therein) be made not later than the fifth day following the Date of Termination, provided, however, that if the amounts of such payments cannot be finally determined on or before such day, the Company shall pay to you on such day an estimate, as determined in good faith by the Company, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the thirtieth day after the Date of Termination. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to you, payable on the fifth day after demand by the Company (together with interest at the rate provided in section 1274(b)(2)(B) of the Code).

(iv) If your employment shall be terminated (A) by the Company other than for Cause, Retirement or Disability or (B) by you for Good Reason, then for a thirty-six (36) month period after such termination, the Company shall provide you and your family at Company expense with group life, disability, medical and dental insurance benefits substantially similar to those which you and your family are receiving immediately prior to the Notice of Termination. The Company shall pay any applicable premiums on behalf of you and your family for continuation of medical coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"). Benefits otherwise receivable by you and your family pursuant to this subsection 6(iv) shall be reduced to the extent comparable benefits are actually received by you and your family during the thirty-six (36) month period following your termination, and any such benefits actually received by you and your family shall be reported to the Company.

(v) If your employment shall be terminated (A) by the Company other than for Cause, Retirement or Long-Term Disability or (B) by you for Good Reason, then in addition to the retirement benefits to which you are entitled under the Company's Retirement Plan and Supplemental Retirement Plan or any successor plans thereto, the Company shall pay you in cash at the time and in the

manner provided in paragraph (D) of subsection 6(iii), a lump sum equal to the actuarial equivalent of the excess of (x) the retirement pension (determined as a straight life annuity commencing at age sixty-five) which you would have accrued under the terms of the Company's Retirement Plan without regard to any amendment to the Company's Retirement Plan made subsequent to a Change of Control and on or prior to the Date of Termination, which amendment adversely affects in any manner the computation of retirement benefits thereunder, determined as if you were fully vested thereunder and had accumulated (after the Date of Termination) thirty-six (36) additional months of service credit thereunder at your highest annual rate of compensation during the twelve (12) months immediately preceding the Date of Termination over (y) the retirement pension (determined as a straight life annuity commencing at age sixty-five) which you had then accrued pursuant to the provisions of the Company's Retirement Plan. For the purposes of this subsection, "actuarial equivalent" shall be determined using the same methods and assumptions utilized under the Company's Retirement Plan immediately prior to the Change of Control.

(vi) The Company shall, at its sole expense as incurred, provide you with outplacement services the scope and provider of which shall be selected by you in your sole discretion. The Company shall be required to provide you with outplacement services for a reasonable period of time and at a reasonable cost.

(vii) Offsets Against Severance Payment.

(A) The Severance Payment to which you are entitled under this Agreement may be reduced under this subsection, but not below zero. Reductions in the Severance Payment must be made under this subsection in the manner herein described. The Company must make any required determination or calculation in good faith.

(B) You are not required to seek or accept any employment that is not Comparable Employment. If you obtain any employment during the months remaining in your employment period after the Date of Termination, the Severance Payment must be reduced by all amounts actually earned by you from such employment during those months; except that no such reduction may be made because of earnings from employment in which you could have engaged while you were employed by the Company. For example, the Severance Payment may not be reduced because of your fees for service as a director of a corporation other than the Company or your earnings from part-time employment or from any other employment that would not have impaired your ability to perform the duties described in section 2 of this Agreement.

(C) During the months remaining in your employment period after the Date of Termination and unless you are then eligible to retire under the Company's Retirement Plan, you must seek and accept any Comparable Employment that is offered to you. If the Company establishes that Comparable Employment was offered to you and that you did not accept it, the full amount of wages that you could have earned from Comparable Employment reduces the Severance Payment to which you are entitled under this Agreement.

(D) For purposes of this Agreement, Comparable Employment means employment that entitles you to the same (or higher) total compensation (including employment related benefits) to which you were entitled immediately prior to a Change of Control and to similar status, title(s), office(s), and management responsibilities; employment with a general character and grade similar to the general character and grade of your former employment with the Company; and employment suited to your education, training, and experience. For purposes of the Agreement, employment is not Comparable Employment if such employment is located more than forty miles from the location at which you are based on the Date of Termination; is short-term or temporary employment; entitles you to total compensation that is less than the total compensation (including employment related benefits) to which you were entitled immediately prior to a Change of Control; requires you to take serious bodily or financial risks; entitles you to a lower status, title(s), office(s), and management responsibilities; or would not have impaired your ability to perform the duties described in section 2 of this Agreement.

(E) To prevent hardship, repayment of the Severance Payment under this section may be made by you in installments, determined in the Company's sole discretion, but a repayment arrangement may not be used as a disguised loan.

(viii) In addition to all other amounts payable to you under this section 6, you shall be entitled to receive all benefits payable to you under the Company's Retirement Plan, Savings and Thrift Plan, Supplemental Retirement Plan and any other plan or agreement relating to retirement benefits.

(ix) Subject to the Company satisfying its obligations described in this Section 6, you agree that for twelve (12) months following receipt of your Severance Payment, you will not, without prior written consent of the Company: (A) personally engage in Competitive Activities (as defined below); or (B) work for, own, manage, operate, control, or participate in the ownership, management, operation, or control of, or provide consulting or advisory services to or permit your name to be used in connection with, any individual, partnership, firm, corporation, or institution engaged in Competitive Activities, or any company or person affiliated with such person or entity engaged in Competitive Activities; provided that your purchase or holding, for investment purposes, of securities of a publicly-traded company shall not constitute "ownership" or "participation in ownership" for purposes of this paragraph so long as your equity interest in any such company is less than five percent (5%).

(x) For purposes of this Agreement, "Competitive Activities" means business activities in New England which are the same or similar or competitive with those engaged in by the Company and its subsidiaries and affiliates (and, for any period while you are an employee of the Company those subsidiaries, affiliates and businesses of the Company that cease to be affiliates, subsidiaries or businesses of the Company while you are an employee of the Company) or which relate to products or services of the same or similar type as the products or services (i) which are sold (or, pursuant to an existing business plan, will be sold) to customers of the Company and its subsidiaries or affiliates, (and, for any period while you are an employee of the Company, those subsidiaries, affiliates and businesses of the Company that cease to be affiliates, subsidiaries or businesses of the Company while you are an employee of the Company) and (ii) for which you then have responsibility to plan, develop, manage, market, or oversee, or had any such responsibility within your most recent twelve (12) months of employment with the Company.

(xi) Subject to the Company satisfying its obligations described in this Section 6, you agree that for twelve (12) months following receipt of your Severance Payment, you will not, without the written consent of the Company: (A) recruit or solicit any employee of the Company or its subsidiaries or affiliates for employment or for retention as a consultant or service provider; (B) hire or participate (with another company or third party) in the process of hiring any person who is then an employee of the Company or its subsidiaries or affiliates, or provide names or other information about Company employees or employees of the Company's subsidiaries or affiliates to any person or business under circumstances which could lead to the use of that information for purposes of recruiting or hiring; (C) interfere with the relationship of the Company or its subsidiaries or affiliates with any of its employees, agents, or representatives; (D) solicit or induce, or in any manner attempt to solicit or induce, any client, customer, or prospect of the Company or its subsidiaries or affiliates (1) to cease being, or not to become, a customer of the Company or its subsidiaries or affiliates, or (2) to divert any business of such customer or prospect from the Company or its subsidiaries or affiliates; (E) otherwise interfere with, disrupt, or attempt to interfere with or disrupt, the relationship, contractual or otherwise, between the Company and its subsidiaries or affiliates and any of their customers clients, prospects, suppliers, consultants, or employees or (F) make or publish any statement which is, or may reasonably be considered to be, disparaging to the Company or any of its subsidiaries or affiliates, or directors, officers, employees or the operations or products of the Company or any of its subsidiaries or affiliates.

7. Agreement Binding on Successors.

(i) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle you to compensation from the Company in the same amount and on the same terms as you would be entitled to hereunder if you terminate your employment for Good Reason following a Change of Control, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Company" shall mean the Company as herein before defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

(ii) This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there is no such designee, to your estate.

8. Subsidiary Corporations. Upon approval of the Board of Directors of the appropriate wholly-owned subsidiary, this Agreement shall apply to an executive of any wholly-owned subsidiary of the Company with the same force and effect as if said executive were employed directly by the Company. Upon approval by said subsidiary's Board of Directors, the executive of the wholly-owned

subsidiary shall be entitled to the same benefits from the Company as those granted to executives of the Company. For purposes of this Agreement the transfer of an employee from the Company to any wholly-owned subsidiary of the Company, or from any wholly-owned subsidiary to the Company, or from one wholly-owned subsidiary to another shall not constitute a termination of such employee's employment. As applied to an executive of a wholly-owned subsidiary, the duties and obligations of the Company shall, wherever appropriate, refer to the duties and obligations of the Company's wholly-owned subsidiary which employs the executive; provided, however, that the Company rather than the wholly-owned subsidiary shall remain liable to the executive for payment of benefits due hereunder.

9. Notice. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notice to the Company shall be directed to the attention of the Board with a copy to the Secretary of the Company, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

10. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification, or discharge is agreed to in writing and signed by you and such officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. This Agreement supersedes any previous agreements between the Company and you on the matters herein addressed. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Vermont. All reference to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to such sections. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law. The obligations of the Company under section 6 shall survive the expiration of the term of this Agreement.

11. Non-exclusivity of Rights. Nothing in this Agreement shall prevent or limit your continuing or future participation in any plan, program, policy or practice provided by the Company or any of its affiliated companies and for which you may qualify. Amounts which are vested benefits or which you are otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company or any of its affiliated companies at or subsequent to a Change of Control shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

12. Confidentiality.

(i) Confidential information. You must hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge, or data relating to the Company and its business, which is obtained by you during your employment by the Company and which is not public knowledge (other than by acts by you or your representatives in violation of this Agreement). After the termination of your employment with the Company, you must not, without the Company's prior written consent, communicate or divulge any such information, knowledge, or data to anyone other than the Company and those designated by it to receive such information, knowledge, or data. In no event may an asserted violation of this section constitute a basis for deferring or withholding any amounts otherwise payable to you under this Agreement.

(ii) Records and files. All records and files concerning the Company or the Company's clients and customers belong to and remain the property of the Company.

13. Termination of Employment Prior to a Change of Control of the Company. You and the Company acknowledge that prior to a Change of Control or a Potential Change of Control, your employment may be terminated by the Company in accordance with the notice provisions set forth in section 1 of this Agreement, and by you at any time, in which case you shall have no further rights under this Agreement.

14. Anti-assignment. You may not assign, alienate, anticipate, or otherwise encumber any rights, duties, or amounts that you might be entitled to receive under this Agreement.

15. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

16. Funding. The Company is not required to establish a trust or other funding vehicle to pay benefits under this Agreement, except to the extent otherwise required by the Code or ERISA with respect to any employee benefit plan.

17. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

18. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Burlington, Vermont in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction; provided, however, that you shall be entitled to seek specific performance of your right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

19. Governing Law. This Agreement shall be governed by the laws of State of Vermont.

ACKNOWLEDGMENT OF ARBITRATION

       The parties hereto understand that this Agreement contains an agreement to arbitrate. After signing this document, the parties understand that they will not be able to bring a lawsuit concerning any dispute that may arise which is covered by the arbitration agreement, unless it involves a question of constitutional or civil rights. Instead the parties agree to submit any such dispute to an impartial arbitrator.

       This letter is submitted in duplicate. If it sets forth our agreement on the subject matter hereof, kindly sign both copies and return one copy to me within thirty (30) days (after which this offer of severance benefits will lapse). These letters will then constitute our agreement on this subject.

By: /s/Nordahl L. Brue
          Nordahl L. Brue, Chairman
          Board of Directors
          Green Mountain Power Corporation

Agreed to this 3rd day of April, 2006

/s/ Dawn D. Bugbee
Dawn D. Bugbee
Chief Financial Officer

Form Approved: /s/ Donald J. Rendall, Jr.
          General Counsel

EXHIBIT 10.2

SUPPLEMENTAL RETIREMENT PLAN

This is an Agreement, entered into as of the date set forth on the Summary Schedule (the "Effective Date"), which is attached hereto and made a part hereof, and as amended from time to time thereafter, by and between GREEN MOUNTAIN POWER CORPORATION (hereinafter the "Company") and the Executive named on the Summary Schedule (hereinafter the "Executive").

WHEREAS, the Executive has provided valuable services to the Company and the Company desires to retain the Executive's valuable services and to aid in providing retirement and death benefits to the Executive and his beneficiaries;

WHEREAS, the Executive is a highly compensated managerial employee;

WHEREAS, the retirement and death benefits provided herein constitute an important and integral portion of the Executive's financial and retirement planning; and

NOW THEREFORE, the Company and the Executive in consideration of the terms and conditions set forth herein hereby mutually covenant and agree as follows:

1. *Age 65 Benefit.* The Company will pay the Executive a benefit under this Paragraph if the Executive remains in the continuous employ of the Company from the Effective Date until the date the Executive attains age 65 and a Change in Control (as defined in Paragraph 3) has not occurred. The benefit payable under this Paragraph shall equal the Executive's Accrued Benefit (determined in accordance with the Summary Schedule as of the Executive's sixty-fifth birthday and payable as provided in this Paragraph). If the value of such Accrued Benefit is $1,000,000 or less, the benefit payable under this Paragraph shall be paid to the Executive in a single cash payment within thirty days after the Executive's sixty-fifth birthday. If the value of such Accrued Benefit exceeds $1,000,000, the benefit payable under this Paragraph shall be paid as follows: *(x)* a single cash payment of $1,000,000 will be paid to the Executive within thirty days after the Executive's sixty-fifth birthday and *(y)* the balance of the amount payable under this Paragraph, with interest determined in accordance with the Summary Schedule, shall be paid in equal or nearly equal monthly installments for five years beginning on the first day of the month coincident with or next following the Executive's sixty-sixth birthday. If the Executive dies after attaining age 65 while in the continuous employ of the Company after the Effective Date, but before receiving all of the benefits payable under this Paragraph, the balance of such benefits shall be paid by the Company, on the schedule and in the form described above, to the beneficiaries named in the Summary Schedule.

2. *Termination Before Age 65.* The Company will pay the Executive a benefit under this Paragraph if the Executive's employment with the Company and its affiliates terminates (i) before the Executive attains age 65, (ii) before a Change in Control (as defined in Paragraph 3), (iii) for a reason other than cause (gross misconduct) and (iv) after the Executive has completed at least five Years of Service (as defined in the Summary Schedule). The benefit payable under this Paragraph shall equal the Executive's Accrued Benefit (determined in accordance with the Summary Schedule as of the Executive's termination and payable as provided in this Paragraph), but subject to an actuarial equivalence reduction using a five percent (5%) interest rate (with no mortality assumption) for each full year that the Executive's termination date precedes the Executive's sixty-fifth birthday unless the Executive has attained age 59 and completed 10 Years of Service as of the Executive's termination date. If the value of such Accrued Benefit (after any reduction required by the preceding sentence) is $1,000,000 or less, the benefit payable under this Paragraph shall be paid to the Executive in a single cash payment on the first day of the month coincident with or next following the date that is six months after the Executive's termination of employment. If the value of such Accrued Benefit (after any reduction required by the second preceding sentence) exceeds $1,000,000, the benefit payable under this Paragraph shall be paid as follows: *(x)* a single cash payment of $1,000,000 will be paid to the Executive on the first day of the month coincident with or next following the date that is six months after the Executive's termination of employment and *(y)* the balance of the amount payable under this Paragraph, with interest determined in accordance with the Summary Schedule, shall be paid in equal or nearly equal monthly installments for five years beginning on the first day of the month coincident with or next following the anniversary of the Executive's termination of employment. If the Executive dies after the commencement of benefit payments under this Paragraph but before receiving all of the benefits payable under this Paragraph, the balance of such benefits shall be paid by the Company, on the schedule and in the form described above, to the beneficiaries named in the Summary Schedule. If the Executive dies before the commencement of benefits under this Paragraph, before a termination of employment for cause (gross misconduct), before the Executive has attained age 65 and before a Change in Control but after completing at least five Years of Service (as defined in the Summary Schedule), then the benefits described in this Paragraph, computed as of the Executive's death, shall be paid by the Company, on the schedule and in the form described above, to the beneficiaries named in the Summary Schedule.

3. *Change in Control Benefit.* The Company will pay the Executive a benefit under this Paragraph if the Executive remains in the continuous employ of the Company from the Effective Date until a Change in Control. The benefit payable under this Paragraph shall be paid in a single cash payment, as soon as practicable following the earlier of the first day of the month coincident with or next following the date that is six months after the Executive's termination of employment or the Executive's attainment of age 65. The benefit payable under this Paragraph shall be the value of the Executive's Accrued Benefit (determined in accordance with the Summary Schedule as of the Executive's termination date or sixty-fifth birthday, as applicable, but assuming that Executive had completed an additional two Years of Service). For purposes of this Agreement, the term "Change in Control" has the same definition as set forth in the Change of Control Agreement, dated April 3, 2006, between the Company and the Executive. If the Executive dies after becoming entitled to a benefit under this Paragraph but before such benefit is paid, the Company will pay the benefit under this Paragraph to the Executive's beneficiaries named in the Summary Schedule. The timely payment of such lump sum benefit to the Executive (or the Executive's beneficiaries named in the Summary Schedule, as applicable) shall be treated as compliance with the provisions of Paragraph 10 hereof.

4. *Death Benefit.* If the Executive dies before the commencement of benefits to the Executive pursuant to Paragraphs 1, 2 or 3 above, then the Company shall pay to the Executive's beneficiaries an additional benefit of One Hundred Thousand Dollars ($100,000.00) which will be paid in a single cash payment within thirty days after the Executive's death.

5. *Disability; Leave of Absence.* If the Executive shall become disabled within the meaning of the long-term disability plan of the Company and prior to retirement, the Executive shall be considered to be continuing in employment as an executive for as long as such disability exists, but not after age sixty-five. The Company may grant the Executive one or more leaves of absence during which time the Executive shall be considered to be in the employ of the Company for purposes of this Agreement.

6. *Executives of Subsidiaries.* For purposes of this Agreement, employment by the Company shall include employment by a wholly-owned subsidiary of the Company. The transfer of an Executive from the Company to any wholly-owned subsidiary of the Company, or from any wholly-owned subsidiary to the Company, or from one wholly-owned subsidiary to another shall not constitute a termination of such Executive's employment by the Company under this Agreement.

7. *Employment and Other Rights.* This Agreement creates no rights whatsoever in the Executive to continue in the employ of the Company for any length of time, nor does it create any rights in the Executive or obligations on the part of the Company except as set forth herein.

8. *Anti-Alienability Clause.* Neither the Executive nor any beneficiary shall transfer, assign, pledge, mortgage or encumber any of the benefits and payments hereunder. The benefits shall not be subject to seizure, lien, judgment, alimony, levy, garnishment, or attachment. In the event that the Executive or any beneficiary shall attempt any of the acts described in this Paragraph, then the payment of installment payments or benefits by the Company shall immediately terminate.

9. *No Effect on Other Plans.* Nothing contained herein shall affect any right or privilege of the Executive with regard to other employee plans the Company has, or may have in the future.

10. *Reorganization of the Company.* In addition to those rights granted Executive under the Change of Control Agreement referenced in Paragraph 3, the Company agrees that it will not merge or consolidate with any other company, business, corporation, partnership, or organization, and that it will not permit any of its activities to be taken over unless and until the succeeding or continuing corporation expressly assumes all rights, duties, privileges and obligations herein set forth. In the event the Company fails to comply with this, provision, the Executive or Executive's beneficiary, as the case may be, shall be entitled to benefits equal to the Executive's Accrued Benefit (determined in accordance with the Summary Schedule as if the Executive had earned twenty Years of Service). If benefits are payable under the above-identified Change of Control Agreement, then the Executive shall be deemed to have satisfied all requirements for the full vesting of benefits under this Agreement on the day prior to termination of employment with the Company.

11. *Unsecured Provisions.* The rights of the Executive under this Agreement, and of any beneficiary shall be solely those of an unsecured creditor of the Company. Any asset acquired by the Company in connection with any obligation herein shall not be deemed to be held in trust for the Executive or beneficiary. All such assets remain general, un-pledged assets of the Company.

12. *Communications.* Any notice or communication shall be made in writing and addressed as the case may be to the principal offices of the Company and the principal residence of the Executive. Each party shall notify the other of a change of address of the principal office and principal residence.

13. *Facility of Payment.* If any installment or payment is required to be made by the Company under this Agreement to any person under a legal disability at the time, then the Company may, in its sole discretion, make the payment in any of the following ways:

    A. Directly to the person.

    B. To the legal representative of the person.

    C. To some near relative of the person, said payment to be used for the latter's benefit.

    D. Directly for the payment of expenses relating to the health, maintenance, support and education of the person.

Any such payment by the Company shall be a discharge of the obligation to make said payment. The Company shall not be liable for making the payment to any of the parties enumerated above.

Arbitration. In the event of any dispute arising between the parties to this Agreement, the parties agree that such controversy shall be settled exclusively by arbitration in Burlington, Vermont, in accordance with the rules of the American Arbitration Association. Judgment may be entered on the arbitrator's award in any court having jurisdiction. In the event that the Executive prevails and is awarded benefits or money damages by the arbitrator, such benefits or damages shall be equal to one hundred twenty-five (125%) of the benefits or damages otherwise due under this Agreement; however, if the arbitrator finds that the Company acted in good faith, such benefits or damages shall only be equal to one hundred percent (100%) of the amount due under this Plan.

Attorney's Fees. The Company shall pay the Executive or his beneficiaries all costs and expenses, including reasonable attorney's fees and arbitration costs, incurred by them in reasonably exercising any of their rights hereunder, or in enforcing any terms, conditions, or provisions hereof.

State Law. This Agreement shall be construed under the laws applicable to agreements made entirely within the State of Vermont.

Revocability. This Agreement may be revoked or amended in whole or part only by writing signed by both parties hereto (except as set forth in Paragraph 18 below).

Amendment. Notwithstanding any other provision of this Agreement, in the event of a substantial change in the federal income tax laws affecting the economic viability of this Plan, the Board of Directors may amend the Plan by freezing the Executive's salary level for purposes of this Plan at the level as of date of the amendment, provided, however, that this right to amend shall terminate upon a Change in Control.

Whole Agreement. This writing contains the whole Agreement, with no other understandings or provisions other than what is contained herein.

SUPPLEMENTAL RETIREMENT PLAN

SUMMARY SCHEDULE

1. Name of Executive: <u>Dawn D. Bugbee</u>

2. Address: <u>124 South Bay Circle, Colchester, VT 05446</u>

3. Date of Agreement: <u>April 3, 2006</u>

4.   Accrued Benefit: As of any date the Executive's Accrued Benefit is equal to the amount determined by multiplying (i) 10 times (ii) 33% of the Executive's Salary from the Company for the twelve months immediately before the termination date times (iii) a fraction. The numerator of the fraction is the Executive's Years of Service (not to exceed twenty) and the denominator of the fraction is twenty.

5.   Year of Service: A year of service recognized for vesting purposes under the Company's tax-qualified pension plan.

6. Beneficiaries: <u>Jesse Bugbee</u>

7.   Interest: Unpaid balance subject to installment payments will be credited with interest each month equal to one-twelfth of the average annual yield on Public Utility Bonds as reported by Moody's Investors Service and published in the issue of "Moody's Public Utility" that is published closest to the 15th day of the applicable month. The average annual yield shall reflect the Company's debt rating on the date the Executive's employment with the Company and its affiliates terminates.

        Executed this 3rd day of April, 2006.

WITNESS:

/s/ Penny J. Collins	s/s Dawn D. Bugbee
(as to both)	Executive
/s/ Sharon L. Lucia	GREEN MOUNTAIN POWER CORPORATION
(as to both)	
	By: /s/ Christopher L. Dutton
	Duly Authorized Agent

ACKNOWLEDGMENT OF ARBITRATION

The parties hereto understand that this Agreement contains an Agreement to arbitrate. After signing this document, the parties understand that they will not be able to bring a lawsuit concerning any dispute that may arise which is covered by the arbitration agreement, unless it involves a question of constitutional or civil rights. Instead, the parties agree to submit any such dispute to an impartial arbitrator.

EXECUTED this 3rd day of April, 2006.
IN THE PRESENCE OF:

/s/ Penny J. Collins   /s/ Dawn D. Bugbee
(as to both)   Executive

/s/ Sharon L. Lucia   GREEN MOUNTAIN POWER CORPORATION
(as to both)

                                              By: /s/ Christopher L. Dutton
                                                  Duly Authorized Agent

Form Approved: /s/ Donald J. Rendall, Jr.
               General Counsel

EXHIBIT 10.3

FORM OF INSURANCE AGREEMENT

This is an Agreement, entered into as of the date set forth on the Summary Schedule which is attached hereto and made a part hereof, by and between GREEN MOUNTAIN POWER CORPORATION (hereinafter "Company") and the Executive named in the Summary Schedule (hereinafter "Executive").

WHEREAS, the Executive has provided valuable services to the Company and the Company desires to retain the Executive's valuable services and to provide the Executive and his beneficiaries with death benefits;

WHEREAS, the Executive is a highly compensated managerial employee;

WHEREAS, the benefits provided herein constitute an important and integral portion of the Executive's financial planning; and

WHEREAS, in reliance on the availability of the benefits provided Executive herein, Executive has chosen to forego obtaining benefits from other sources.

NOW THEREFORE, the Company and the Executive in consideration of the terms and conditions set forth herein hereby mutually covenant and agree as follows:

1. *Insurance.* The Company agrees to purchase a life insurance policy on the life of the Executive. The Company shall be the owner of the policy and shall be entitled to exercise all of the rights and privileges available under the terms of the policy, except as hereinafter provided. The Executive's beneficiaries shall be entitled to a death benefit as set forth on the Summary Schedule attached hereto and hereby made a part hereof. The Executive shall designate on the Summary Schedule the beneficiaries of the death benefit. The Executive may change the designated beneficiaries at any time by giving written notice to the Company.

2.   *Conditions.* Upon the Executive's termination of employment with the Company, this Agreement shall automatically terminate and the Executive shall have no further rights hereunder except as provided in Section 7 below. If the Executive is no longer classified as an executive, the Company may terminate this Agreement in its sole discretion. If the Executive shall become disabled within the meaning of the long term disability plan of the Company and prior to termination of employment with the Company, the Executive shall be considered to be continuing in employment as an executive for as long as such disability exists, but not after age sixty-five, and the Executive's salary as referred to on the Summary Schedule shall be deemed to be the Executive's annual base compensation on the date of onset of the disability.

The Executive agrees that he already has, or will, answer truthfully any questions or requests for information by an insurance company in connection with the issuance of a policy upon his life with the Company as the owner thereof. If the Executive fails to do so, or dies by suicide, and the liability of the insurer under said policy or policies, if any, is restricted to any degree as a result of such failure or suicide, then the Company shall be released from all of its obligations under this Agreement.

3. *Premiums.* The premiums for the insurance policy shall be paid by the Company.

4. *Dividends.* Any dividends payable with respect to the policy shall either (1) be applied by the Company to reduce its premiums hereunder, or (2) used to purchase additional paid-up insurance, at the Company's option.

5. *Interests of the Parties.* Upon surrender of the aforementioned life insurance policy or upon termination of this Agreement prior to the death of the Executive, the Company shall be entitled to an amount equal to the cash value of the policy as of the next succeeding policy anniversary, plus any final and terminal dividend and refund of premium payable by the insurer, decreased by any indebtedness incurred by the Company against the policy.

Upon the death of the Executive prior to a surrender of the policy or a termination of this Agreement, the Executive's beneficiaries shall be entitled to a death benefit payable in the amount set forth on the Summary Schedule attached hereto and hereby made a part hereof, which benefit shall be paid by the insurer directly to Executive's Beneficiaries. The Company shall be entitled to all other proceeds.

6. *Executives of Subsidiaries.* For purposes of this Agreement, employment by the Company shall include employment by a wholly-owned subsidiary of the Company. The transfer of an Executive from the Company to any wholly-owned subsidiary of the Company, or from any wholly-owned subsidiary to the Company, or from one wholly-owned subsidiary to another shall not constitute a termination of such executive's employment by the Company under this Agreement.

7. *Termination.* Except as provided in Section 2 above, this Agreement may not be terminated. Upon the Executive's pre-retirement termination of employment with the Company, the Executive may, within thirty days after termination, purchase the Company's interest in the policy by paying to the Company the aggregate amount of its interest in the policy as specified in Section 5 of this Agreement. On receipt of such amount, or its equivalent in other property reasonably acceptable to the Company, the Company shall execute an absolute assignment of the policy to the Executive, free and clear of all encumbrances. In all other circumstances, it is understood and agreed that the policy shall become the sole property of the Company, which may designate itself as beneficiary of the entire proceeds, surrender the policy for cash (which it shall be entitled to retain), or deal with it in any other manner that it sees fit.

8. *Definitions.* The following terms as used in this Agreement mean:

A.   Premiums: The premiums provided for by the policy.

B.   Cash Value: The cash value, including guaranteed cash value and value of insurance additions purchased with dividends as defined in the policy.

9. *Successors and Assigns.* All of the Company's rights under this Agreement will pass to and this Agreement will be binding upon its successors and assigns. All of the Executive's rights under this Agreement will pass to and this Agreement will be binding upon the Executive's heirs, beneficiaries, executors and administrators.

10. *Arbitration.* In the event of any dispute arising between the parties to this Agreement, the parties agree that such controversy shall be settled exclusively by arbitration in Burlington, Vermont, in accordance with the rules of the American Arbitration Association. Judgment may be entered on the arbitrator's award in any court having jurisdiction. In the event that the Executive or his beneficiaries prevail and are awarded benefits or money damages by the arbitrator, such benefits or damages shall be equal to one hundred twenty-five percent (125%) of the amount otherwise due under this Agreement; however, if the arbitrator finds that the Company acted in good faith, such benefits or damages shall only be equal to one hundred percent (100%) of the amount due under this Agreement.

11. *Attorney's Fees.* The Company shall pay the Executive or his beneficiaries all costs and expenses, including reasonable attorney's fees and arbitration costs, incurred by them in reasonably exercising any of their rights hereunder, or enforcing any terms, conditions, or provisions hereof.

12. *State Law.* This Agreement shall be construed under the laws applicable to agreements made entirely within the State of Vermont.

13. *Whole Agreement.* This writing contains the whole Agreement, with no other understandings or provisions other than what is contained herein.

ACKNOWLEDGEMENT OF ARBITRATION

      The parties hereto understand that this Agreement contains an Agreement to arbitrate. After signing this document, the parties understand that they will not be able to bring a lawsuit concerning any dispute that may arise which is covered by the arbitration agreement, unless it involves a question of constitutional or civil rights. Instead, the parties agree to submit any such dispute to an impartial arbitrator.

      EXECUTED as of this ___ day of _____

IN THE PRESENCE OF:

_____

(as to both)

_____

(as to both)

_____

Executive

GREEN MOUNTAIN POWER
CORPORATION

By: _____

      Duly Authorized Agent

INSURANCE AGREEMENT

SUMMARY SCHEDULE

1. *Name of Executive:*
2. *Address:*
3. *Date:*
4. *Name of Insurance Company:*
5. *Policy Number:*
6. *Death Benefits:*
7. *Beneficiaries:*

In the event there are no surviving beneficiaries, then the benefit shall be paid to the Executive's estate.

Dated at Colchester, Vermont, this ___ day of _____.

WITNESS:

_____   _____
(as to both)   Executive

_____   GREEN MOUNTAIN POWER
(as to both)   CORPORATION

                                          By: _____
                                                  Duly Authorized Agent

GROUP LIFE AGREEMENT

       In consideration for Green Mountain Power Corporation's execution of an Insurance Agreement with me, I hereby agree not to participate in any other Green Mountain Power Corporation group-life insurance programs and consent to the termination of any such participation as of the date insurance is obtained under the Insurance Agreement, except that I may participate in the Corporation's group-life insurance programs if I pay all premiums charged on account of such participation.

       Dated _____ .

_____
Executive

Form Approved: _____
         General Counsel

EXHIBIT 10.4

April 3, 2006

Mr. Robert J. Griffin
Vice President, Power Supply
Planning & Risk Management
Green Mountain Power Corporation
163 Acorn Lane
Colchester, VT 05446

Re: Amendment to Change of Control Agreement

Dear Bob:

        Please sign in the space indicated below to confirm your agreement that (i) the Change of Control Agreement, dated February 10, 2004 (the "Agreement"), between you and Green Mountain Power Corporation (the "Company") shall be amended to reflect your new position as Vice President, Power Supply Planning & Risk Management, and (ii) except as amended herein, the Agreement shall remain unchanged and in full force and effect.

                            Very truly yours,

                            By:/s/ Nordahl L. Brue
                            Nordahl L. Brue, Chairman
                            Board of Directors
                            Green Mountain Power Corporation

AGREED to this 3rd
day of April, 2006

/s/ Robert J. Griffin
Robert J. Griffin
Vice President, Power Supply
Planning & Risk Management
Green Mountain Power Corporation